UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Play Impossible Corporation

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> April 4, 2014

Physical address of issuer
111 S. Jackson Street, Seattle, WA 98104

Website of issuer
http://www.playimpossible.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of units of Crowd SAFE that is equal to 2.0% (two percent) of the total number of units of SAFE sold by the issuer in the Offering. The Company previously issued a Crowd SAFE to the intermediary in the amount of $2,775.10 in connection with a prior offering.

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Issuer's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
January 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$454,615.00	$322.00
Cash & Cash Equivalents	$382,307.00	$322.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$4,000.00	$0.00
Long-term Debt	$69,048.00	$0.00
Revenues/Sales	$31,787.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$459,349.00	-$19,624.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 2, 2017

FORM C

Up to $107,000.00

Play Impossible Corporation



Units of Crowd SAFE (Simple Agreement for Future Equity)

     This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Play Impossible Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $107,000.00

from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive 2.0% (two percent) of the total number of Securities sold by the Company in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$107,000.00	$7,490.00	$99,510.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive 2.0% (two percent) of the total number of Securities sold by the Company in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§

227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.playimpossible.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 2, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) It is not an "investment company," as defined in Section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of "investment company" by Section 3(b) or Section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) It is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) It has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) It has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS

MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than

statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.playimpossible.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Play Impossible Corporation (the "Company") is a Delaware Corporation, formed on April 4, 2014. The Company was formerly known as Wonderball, Inc.

The Company is located at 111 S. Jackson Street, Seattle, WA 98104.

The Company's website is http://www.playimpossible.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The Company seeks to commercialize a new type of physical-digital hardware and software platform that embeds durable, miniature electronics inside toys and sporting equipment. The electronics accurately record motion in real time, creating games that can be measured and scored through wireless Bluetooth data transfer via a smartphone or tablet.

9

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Units of Crowd SAFE (Simple Agreement for Future Equity)	107,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 31, 2018
Use of proceeds	See the description of the use of proceeds on page 34 hereof.
Voting Rights	See the description of the voting rights on page 53 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated sufficient revenue to sustain our operations and therefore rely on external financing.
We are a startup company and our business model currently focuses on developing and launching our product offering, recruiting and hiring key personnel, and engaging manufacturing and development partners, rather than generating revenue. To date we have not generated sufficient revenue to sustain our operations, and we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development as well as timing of additional fundraising) that, if the Minimum Amount is raised in this Offering, it will be sufficient (together with additional planned fundraising) to satisfy our contemplated cash requirements through approximately May 2018, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt or equity securities, such securities may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on April 4, 2014. Accordingly, we have very limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems,

expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate sufficient sales to meet our current capital requirements and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near- and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize these products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from

combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, and technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Our intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property.

If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products and services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We rely on third-party providers, suppliers and licensors to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our products and services.
Our ability to implement and provide our products and services to consumers depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate and sell our products and services. These risks may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component. Furthermore, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide

major components which meet required specifications and perform to our and our customers' expectations. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers could also affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

Manufacturing or design defects and resulting injuries or other adverse events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. The risk of injury from using our products and negative publicity that could ensue from injuries resulting from such use, is amplified by the fact that the ultimate users of our products are children. Personal injuries relating to the use of our products can also result in product liability claims being brought against us by parents and other aggrieved parties. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain components in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Product liability claims, future product recalls and safety concerns could adversely impact our results of operations.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the connected toy industry where the impact of product liability risk is high. We may be required to recall certain of our products should they be mislabeled, defective, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights and the Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Brian Monnin (CEO of the Company from inception to present), Kevin Langdon (CTO of the Company from January 2016 to present), and Gadi Amit (Chief Creative Officer of the Company from inception to present). The Company has or intends to enter into employment agreements with Brian Monnin, Kevin Langdon, and Gadi Amit although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brian Monnin, Kevin Langdon, or Gadi Amit or any member of the board of directors or other executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company will depend in part on the performance of distributors, carriers and other resellers.

The Company intends to distribute its products and services through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also intends to sell its products and third-party products in most of its major markets directly to consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. The Company intends to invest in programs to enhance reseller sales, including improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with development partners, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether

initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change, in a competitive, demanding and rapidly changing environment.

Technical developments, consumer preferences, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet consumer demands, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet consumer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We must also anticipate and respond to consumer preferences regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with consumers' electronic and media devices and software products of other companies, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our technology and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our failure to deliver high quality products could damage our reputation and diminish demand for our products, and subject us to liability.

We expect that the users of our products will require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our products is sophisticated and complex, and the process for manufacturing, assembling and testing our products is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our reputation may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or

elect not to order or purchase additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. Any of the foregoing could have an adverse effect on our business and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's products are subject to rigorous and stringent government regulations.

The Company's products and target market are subject to federal, state and local legislation and regulation. The Company's products may be subject to U.S. toy safety requirements, which are among the most stringent in the world. The Company's electronic toy products may be required to undergo testing to ensure compliance with toy safety requirements, including more than 100 safety tests and standards established by the Consumer Products Safety Commission. These standards are shaped by a number of considerations, including research on child development, dynamic safety testing and risk analysis. The Company's products may also be subject to the Children's Online Privacy Protection Act, among other regulations, to protect the safety and privacy of children using such products. If our products fail to meet these standards and comply with these regulations, we may be subject to fines and our products may not be eligible to enter the market, harming the Company's business, financial condition, cash flow and results of operations.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Piracy of the Company's content and products may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements,

changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Through our operations, we intend to collect and store certain personal information that our customers may provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business,

financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 43.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration

of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN

THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company seeks to commercialize a new type of physical-digital hardware and software platform that embeds durable, miniature electronics inside toys and sporting equipment. The electronics accurately record motion in real time, creating games that can be measured and scored through wireless Bluetooth data transfer via a smartphone or tablet.

Business Plan

Management Team: The Company is founded by veteran entrepreneurs Brian Monnin (CEO), Kevin Langdon (CTO) and Gadi Amit (Chief Product Designer). The three have previously been responsible for product innovations at Comcast, Microsoft, Intel, OobGolf, Google and FitBit that are used by millions of consumers every day.

Customer Problem: Youth sport sign ups have been steadily declining over the last twenty years with the rise in popular video games and addictive, mobile consumer media. Obesity has risen steadily in the same period of time. The Company is reinventing the ball as physical, digital interactive game controller that will get kids off of the couch to develop agility, hand-eye coordination and creative thinking.

Solution: The Company is helping pioneer the active gaming industry by creating a platform for connected play and sports for kids. The Company's suite of connected objects aim to bridge the gap between physical and digital play, bringing unique innovation to otherwise ordinary play objects like balls and discs. The company's first product, the Play Impossible Gameball™ ("Gameball"), is an active gaming system for kids who love video games and love being active. It delivers fun and challenging games to get kids moving and connects to a smartphone or tablet via Bluetooth. The Company believes everyone should play more, every day — huffing, puffing, and running around using hand eye coordination for creative individual or group play.

Distribution Strategy: In October 2017, Play Impossible shipped its first Gameball units to 100 Target stores around the country. It is also available online via Target.com and Amazon.com. The Company has shipped over 700 units in the first three weeks on market and is ramping to 500 units per week. We have also previously entered into a development and distribution agreement with Baden Sports.

Competitive Advantage: The management team has decades of experience executing technology, media and consumer goods at the highest level. The partnerships with established companies such as Baden Sports and Amazon will make supply chain issues predictable and market distribution steady. The Company has filed patents and most importantly we believe the timing for active play products is perfect.

History of the Business

The Company was founded by Brian Monnin and Gadi Amit in 2014 for the initial purpose of developing technology and product for active play. The Company became operational in January 2016 when it hired Chief Technology Officer Kevin Langdon.

The Company's Products and/or Services

The initial set of Company products will focus on developing "smart ball" technology that will enhance play for fun games and sports. By adding sensors to athletic balls, players will be enabled to learn more about what is possible and more quickly adapt and enhance their gameplay to new levels with this knowledge. The Play Impossible Gameball™ is a multi-sport, mobile device-connected ball designed for indoor and outdoor recreational activities. Designed for children ages 9 and up, the Gameball connects via Bluetooth to an Android or iOS mobile application (the "App") that features fun and interactive games. The 5-inch inflatable Gameball is made of high-quality microfiber and contains sensors, a microcontroller, Bluetooth radio, and an ultracapacitor. The Company has also developed a patented Rapid Charging Stick that charges the Gameball in less than 20 seconds for over one hour of play time. The App features seven free games that utilize the Gameball's embedded technology. The Company also plans to add additional games for purchase via the App.

The Play Impossible Gameball has a Manufacturer's Suggested Retail Price (MSRP) of $99.99. The Rapid Charging Stick will be included in the purchase of the Gameball and replacement chargers will be available for $9.99. In-app game purchases will range from $1.99 to $3.99.

The Gameball is expected to last 18 to 24 months of regular wear and tear (e.g. bouncing, throwing, and kicking) before needing to be replaced. The Company plans to explore loyalty programs and subscription models in the first 18 months after product launch to determine if consumers would benefit from such offerings. Other future features include a premium game subscription, ball upgrades, and Bluetooth-connected accessories planned for Q4 2018.

Technology Platform

The Play Impossible technology platform visualizes ball motion data that the Company believes can be used to enhance performance and entertainment for all players. It consists of embedded sensors that can be integrated with any Bluetooth-enabled athletic ball, along with a physics engine and API, motion tracking software, hosted data services, and both mobile and desktop client applications. The Company has filed three patents-pending on the intellectual property that power its technology platform. In September 2017, the company received a Notice of Allowance for U.S. Patent Application 15/296,961 – "Smart Playable Device and Charging Systems and Methods." A Notice of Allowance is issued by the U.S. Patent Office when it intends to issue a patent, pending payment of issue fees and any final drawing.

- **Electronics and rapid charging**: The Play Impossible sensor system precisely records force, vector, spin, height, and distance in ball movement. It includes firmware, a custom printed circuit board (PCB) with altimeter, dual accelerometer, magnetometer, low-energy Bluetooth, microprocessor, and rapid-charging power source. It has a custom fitted case and setting for manufacturing and post-production durability.

- **Physics Engine and user experience interface:** The physics engine processes linear quadratic estimation data sets and ball flight-path information to help identify ball motion range and accuracy for each respective ball type movement. It also enables unique ball-based navigation of mobile application user interface.

- **Tracking Software**: The proprietary motion tracking software combines in-flight Gameball data with pixel analysis of video recordings captured through the Play Impossible mobile application.

Competition

The Company's primary competitors are the maker of Hackaball, and the makers of other smart-connected athletics balls, including, but not limited to Wilson, Adidas, and Russell Brands.

The industry the Company operates in is highly competitive, and the Company may not be able to compete effectively against the other businesses in its industry. The Company faces competition from a large number of competitors, some of which have longer operating histories, significantly greater financial, technical, marketing, distribution and other resources and greater name recognition than the Company does. These and other companies may develop new services and products and marketing and distribution channels in advance of the Company or establish business models or technologies disruptive to the Company's business. Moreover, current and future competitors of the Company may also make strategic acquisitions or establish cooperative relationships among themselves or with others. By doing so, they may increase their ability to meet the needs of customers and potential customers. To the extent that the Company is not able to compete successfully against current and future competitors, the Company's business, results of operations and financial condition may suffer. It is impossible for anyone to know with any certainty which of the companies will be more successful than the others, and an investment will be subject to all of the risks inherent in any investment in a nascent business and industry with a number of different competitors.

Customer Base

The Company's customers are primarily in the consumer markets, specifically families with children ages 9 and up.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
15296961	Smart Playable	This disclosure is	October 18, 2016		USA

	Device and Charging Systems and Methods	generally directed to a smart playable device and systems and methods of interacting with the playable device. More particularly, this disclosure is directed to a playable device, rapid charging of the playable device, gestures for utilizing the playable device to interact with a computing device, and various interfaces, including providing notifications based on motion data and capturing imaging data of the playable device.			
15296996	Smart Playable Device, Gestures, and User Interfaces	This disclosure is generally directed to a smart playable device and	October 18, 2016		USA

		systems and methods of interacting with the playable device. More particularly, this disclosure is directed to a playable device, gestures for utilizing the playable device to interact with a computing device, and various interfaces, including providing notifications based on motion data and capturing imaging data of the playable device.			
15297015	Capturing Smart Playable Device and Gestures	Motion data from the playable device may be further utilized by a computing device to identify and/or track the playable device in image data received by the computing	October 18, 2016		USA

		device. For example, the computing device may include an image sensor that can generate pictures and/or video that may include the playable device. The computing device may perform image analysis on the image data to identify the playable device (e.g., via a known shape and/or color), and may utilize the motion data from the playable device to increase an accuracy of the image analysis and/or may annotate the audio and/or video associated with the playable device with effects. For example, continuing with the			

		example above involving a game where an object of the game is not to allow the playable device to touch the ground, a computing device capturing image data of gameplay of the playable device may provide annotations based on the motion data, such as a crashing noise or visual effect (such as an overlaid animation) when the playable device touches the ground. By way of another example, an annotation may include tracing a path of the playable device within the imaging data and/or annotating the imaging data with a			

		color associated with the motion data (e.g., colors based on speed, spin rate, height, number of bounces, gravitational forces (e.g., g-forces) experienced by the playable device, etc.).			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
86721769	Downloadable computer software for tracking, storing, viewing, and sharing videos and images of users of interactive sporting ball, for measuring speed, distance, trajectory, and other quantifiable data of the sporting ball while in use, for reviewing	Play Impossible	May 10, 2016	May 10, 2016	USA

	and analyzing statistical data generated by interactive sporting ball and for planning events and competitions using interactive sporting ball				
86954877	Downloadable computer software for tracking, storing, viewing, and sharing videos and images of users of interactive sporting ball, for measuring speed, distance, trajectory, and other quantifiable data of the sporting ball while in use, for reviewing and analyzing statistical data generated by interactive sporting ball and for planning events and competitions using	Play Impossible with Hexagon	May 10, 2016		USA

	interactive sporting ball				

Research and Development

Research and development expenditures enable us to develop technologies and obtain patents across all categories in order to meet the needs and improve the lives of our consumers. Total R&D expense was $250,000.00 in 2016, and is expected to be $500,000.00 in 2017.

Real Property

The Company leases the following real property:

Property Address	Own or Lease	Description
Galvanize 111 S. Jackson Street Seattle , WA 98104	Lease	Co-working space operated by Galvanize.com
416 Market Street Suite 213 Lewisburg, PA 17837	Lease	Co working office space

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Bluetooth enabled electronics	FCC	Pre-scan acceptance	September 21, 2016	

The Company is subject to FCC laws and regulations affecting its capability to transfer data wirelessly using Bluetooth. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. The Company's products may be subject to rigorous U.S. toy safety requirements. The Company's digital products may also be subject to COPPA (Children's Online Privacy Protection Act) regulations to protect the safety and privacy of children using such products.

Litigation
None

Other
The Company's principal address is 111 S. Jackson Street, Seattle, WA 98104

The Company conducts business in Washington, California, and Pennsylvania.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$7,490
General Working Capital	93.00%	$46,500	93.00%	$99,510
Total	**100.00%**	**$50,000**	**100.00%**	**$107,000**

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company produces electronics that require specific components. In order to meet expected demand and avoid worldwide shortages of popular components (e.g. accelerometer) it may become necessary to purchase quantities of certain components in advance.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Gadi Amit

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Creative Officer April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principal Designer / Owner at New Deal Design, 2000-Present

Name
Brian Monnin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
-   Founder at Happly LLC, January 2014 - January 2016
    o   Happly was the creator of several kids' entertainment properties powering DiscoveryKids.com from April 2013 to April 2016.

-   VP Content and User Experience at HowStuffWorks.com, November 2014 - September 2015
    o   Media executive leading over 40 writers, editors, producers & designers creating award-winning articles, podcasts & videos that reach 30 million viewers and listeners each month.
-   Director of Product Management/Head of Interactive Media for OnCue at Intel Corporation, January 2013- January 2014

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kevin Langdon

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO January 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
-   Founder at Langdon Consulting, 2006-2015
-   CTO Aircare Labs, Sept 2013 - April 2015 (acquired by RightCare Solutions at the end of 2015)

Name
Gadi Amit

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Creative Officer April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principal Designer / Owner at New Deal Design, 2000-Present

Name
Brian Monnin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO April 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder at Happly LLC, January 2014 - January 2016
  o Happly was the creator of several kids' entertainment properties powering DiscoveryKids.com from April 2013 to April 2016.

- VP Content and User Experience at HowStuffWorks.com, November 2014 - September 2015
  o Media executive leading over 40 writers, editors, producers & designers creating award-winning articles, podcasts & videos that reach 30 million viewers and listeners each month.
- Director of Product Management/Head of Interactive Media for OnCue at Intel Corporation, January 2013- January 2014

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors (subject to Series Seed stockholder protective provision)
Incurrence of indebtedness	Board of Directors (subject to Series Seed stockholder protective provision)
Sale of property, interests or assets of the Company	Board of Directors (subject to Series Seed stockholder protective provision)
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors

Dissolution of liquidation of the Company	Shareholders

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees total in Florida, Pennsylvania and Washington.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,485,947
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder, unless otherwise provided by law or in the Company's Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of Company. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the SAFEs being offered pursuant to Regulation CF	The Company's Board of Directors and stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value

	of the Securities offered hereunder. The approval of the holders of a majority of the outstanding shares of Common Stock may be required to effect certain corporate transactions, including without limitation an amendment to the Company's Certificate of Incorporation or a merger, pursuant to the Delaware General Corporation law.
Percentage ownership of the Company by the holders of the Common Stock (assuming conversion of convertible securities).	50.1%

Type of security	Unit of Common Stock and Warrant
Amount outstanding	618,469
Voting Rights	The underlying shares of Common Stock will, upon exercise of the warrant, have the same rights of the Company's Common Stock.
Anti-Dilution Rights	The Company issued a warrant to Ben Franklin Technology Partners for 418,469 shares of Common Stock, which warrant has anti-dilution protection with respect to issuances of new securities by the Company for no consideration or for consideration that results in a purchase price per share that is less than the exercise price of the shares of Common Stock subject to such warrant. The Company has also issued a warrant to New Deal Design LLC for 200,000 shares of Common Stock, which has no anti-dilution protection.
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The underlying shares of Common Stock will, upon exercise of the warrant, have the same rights of the Company's Common Stock.
Percentage ownership of the Company by the holders of the Units of Common Stock and Warrant (assuming conversion of convertible securities).	4.1%

Type of security	Options
Amount outstanding	1,830,000

Voting Rights	The underlying shares of Common Stock will, upon exercise of the option, have the same rights of the Company's Common Stock.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The underlying shares of Common Stock will, upon exercise of the option, have the same rights of the Company's Common Stock.
Percentage ownership of the Company by the holders of the Options (assuming conversion of convertible securities).	12.2%

Type of security	Series Seed-1 Preferred Stock
Amount outstanding	2,186,331
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder, unless otherwise provided by law or in the Company's Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of Company. No stockholder may authorize more than one proxy for his shares. The holders of Series Seed-1 and Series Seed-2 Preferred Stock are collectively entitled to elect one (1) director to the Company's Board of Directors. The holders of Common Stock are collectively entitled to elect two (2) director to the Company's Board of Directors. The Company's Certificate of Incorporation includes protective provisions for the Series Seed-1 and Series Seed-2 Preferred Stock, which protective provisions require the approval of the holders of at least 66% of the shares of Series Seed-1 and Series Seed-2 Preferred Stock before the Company may take certain actions. In connection with the sale

| | and issuance of the Series Seed-1 and Series Seed-2 Preferred Stock, the Company and certain stockholders entered into an Investors' Rights Agreement which, among other provisions, requires the Company to obtain the approval of the Series Seed Director before the Company may take certain actions.

In connection with the sale and issuance of the Series Seed-1 and Series Seed-2 Preferred Stock, the Company and certain stockholders also entered into a Voting Agreement pursuant to which the stockholders and investors of the Company agreed to vote their shares of the Company in accordance with the Voting Agreement to elect to the Company's Board of Directors one person designated by Two Sigma Ventures, LLC and two persons designated by the holders of a majority of the shares of Common Stock.

The Voting Agreement also includes a "drag-along right" pursuant to which all stockholders party to the Voting Agreement agree to participate in and take certain other actions in favor of a sale of the Company that has been approved by the holders of at least 66% of the Series Seed-1 and Series Seed-2 Preferred Stock and the holders of at least 60% of the Common Stock. |
|---|---|
| **Anti-Dilution Rights** | The Series Seed-1 Preferred Stock has "broad-based weighted average" anti-dilution protection such that the rate at which the Series Seed-1 Preferred Stock converts to Common Stock will be adjusted if the Company issues new securities at a price per share that is lower than the conversion price of the Series Seed-1 Preferred Stock then in effect, subject to certain exceptions. The conversion price for the Series Seed-1 Preferred Stock is initially equal to the purchase price of the Series Seed-1 Preferred Stock. The formula for calculating the weighted-average price to determine the adjustment to the conversion price factors in all shares of Common Stock and Preferred Stock of the Company (including shares |

	issuable upon conversion of outstanding options, warrants, and other convertible securities).
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The Series Seed-1 Preferred Stock has a liquidation preference equal to one times the purchase price of the Series Seed-1 Preferred Stock. In connection with a liquidation or dissolution, the Series Seed-1 Preferred Stock may be entitled to receive payment of such liquidation preference prior to any payment with respect to the Securities being offered hereunder. The holders of Series Seed-1 Preferred Stock may elect to convert such shares into Common Stock at any time. Such shares will also automatically convert to Common Stock in connection with certain events. The conversion of such shares to Common Stock could be dilutive and could adversely affect the value of the Securities offered hereunder The Company's Board of Directors and stockholders have authorized the issuance of 1,664,742 additional shares of Series Seed-1 Preferred Stock, which could be dilutive and could adversely affect the value of the Securities offered hereunder. The approval of the holders of the outstanding shares of Preferred Stock and, in some cases, the Series Seed Director will be required to effect certain corporate transactions, including without limitation the matters subject to the protective provisions discussed above, as well as an amendment to the Company's Certificate of Incorporation or a merger, pursuant to the Delaware General Corporation law.
Percentage ownership of the Company by the holders of the Series Seed-1 Preferred Stock (assuming conversion of convertible securities).	14.6%

Type of security	Series Seed-2 Preferred Stock
Amount outstanding	993,604

Voting Rights	Same as Series Seed-1 Preferred Stock.
Anti-Dilution Rights	Same as Series Seed-1 Preferred Stock.
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	Same as Series Seed-1 Preferred Stock.
Percentage ownership of the Company by the holders of the Series Seed-2 Preferred Stock (assuming conversion of convertible securities).	6.6%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$475,000
Voting Rights	This series of SAFEs automatically converts into capital stock of the Company in connection with a future equity financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such capital stock or (ii) the price equal to the quotient of $7,500,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such future equity financing (assuming conversion or exercise of all convertible or exercisable securities of the Company then outstanding, excluding convertible debt or Simple Agreements for Future Equity).
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The shares of capital stock issued upon conversion of these SAFEs may dilute the shares of capital stock issued upon conversion of the Securities issued in the Offering. Upon a sale or change of control of the Company, the holders of these SAFEs are entitled to either (a) repayment of the investment amount of the SAFEs or (b) a number of shares of Common Stock of the Company equal to the investment amount divided by the quotient of $7,500,000 divided by the aggregate number of outstanding shares of the Company's common stock as of

| | immediately prior to the closing of such future equity financing (assuming conversion or exercise of all convertible or exercisable securities of the Company then outstanding, excluding convertible debt or Simple Agreements for Future Equity).

Upon a dissolution of the Company, the holders of these SAFEs are entitled to repayment of their investment amount prior to any payment or distribution to the holders of capital stock of the Company. |
|---|---|

Securities issued pursuant to Regulation CF:

Type of security	Units of CrowdSAFE (Simple Agreement for Future Equity)
Amount outstanding	$141,530.10
Voting Rights	Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the CrowdSAFEs are convertible at the option of the Company into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the CrowdSAFEs in any future financing.
Anti-Dilution Rights	None.

The Company has the following debt outstanding:

Type of debt	Secured Loan
Name of creditor	Ben Franklin Technology Partners
Amount outstanding	$138,095

Interest rate and payment schedule	6% per annum, payable quarterly in arrears commencing June 30, 2017. The entire unpaid principal balance of the loan plus all accrued and unpaid interest thereon is due and payable on October 20, 2024.
Amortization schedule	None
Describe any collateral or security	The loan is secured by a security interest in all of the Company's intellectual property, equipment, inventory, and other assets.
Maturity date	October 20, 2024, provided that the loan is automatically due and payable upon (i) an IPO which results in net proceeds to the Company in excess of $5,000,000; (ii) a sale of more than 50% of the assets of the Company; (iii) a merger or consolidation or business combination of the Company in which the stockholders of the Company receive cash or marketable securities; (iv) a sale by stockholders of the Company of more than 20% of the aggregate stock of the Company; (v) the Company entering into any arrangement pursuant to which it becomes indebted for an amount in excess of $5,000,000; (vi) the Company granting a security interest in all or substantially all of its assets to any person; or (vii) the occurrence of an event of default under the loan agreements.
Other material terms	The loan agreements include restrictive covenants of the Company that relate to, among other matters: (i) maintaining offices in Pennsylvania; (ii) payment of taxes; (iii) maintaining corporate existence and insurance; (iv) keeping proper books of record and account; (v) transactions with affiliates; (vi) providing notice of default; (vii) incurring indebtedness; (viii) making loans or investments; (ix) creating liens on the Company's property, assets, income or profits; (x) transfer of Company property that is collateral for the loan; and (xi) distributions to shareholders.

Type of debt	Convertible Note

Name of creditor	
Amount outstanding	$100,000
Interest rate and payment schedule	5% per annum, compounded annually. The entire unpaid principal balance of the loan plus all accrued and unpaid interest thereon is due and payable on July 21, 2019.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	July 21, 2019
Other material terms	Convertible into capital stock of the Company in connection with a future equity financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for such capital stock or (ii) the price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such future equity financing (assuming conversion or exercise of all convertible or exercisable securities of the Company then outstanding, excluding convertible debt or Simple Agreements for Future Equity). Convertible into common stock of the Company at holder's election in connection with maturity of the Convertible Note at a conversion price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such future equity financing (assuming conversion or exercise of all convertible or exercisable securities of the Company then outstanding, excluding convertible debt or Simple Agreements for Future Equity). Upon a sale or change of control of the Company, the holder of the Convertible Note is entitled to payment of either (a) the aggregate amount of principal and accrued interest on the Convertible Note plus a

	premium equal to one-half times the aggregate principal and accrued interest or (b) the amount the holder would have received if the holder converted the Convertible Note into common stock of the Company at a conversion price equal to the quotient of $6,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such future equity financing (assuming conversion or exercise of all convertible or exercisable securities of the Company then outstanding, excluding convertible debt or Simple Agreements for Future Equity). The Convertible Note also provides the holder the right to receive the benefit of more favorable terms of future convertible note that the Company may issue.

The total principal amount of outstanding debt of the Company is $238,095.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE (Simple Agreement for Future Equity)	173	$138,755	General corporate purposes.	November 4, 2016 (closing date January 23, 2017)	Regulation CF
Series Seed Preferred Stock	2,186,331 shares of Series Seed-1 Preferred Stock; 993,604 shares of Series Seed-2	$1,199,939.09 ($879,998.59 of new cash investment and $319,941.06 of convertible notes)	General corporate purposes.	December 12, 2016	Rule 506(b) of Regulation D

	Preferred Stock				
Convertible Notes	5	$309,045	General corporate purposes.	January 1, 2016 to November 11, 2016	Section 4(a)(2) of the Securities Act of 1933
Convertible Note	1	$100,000	General corporate purposes.	July 21, 2017	Section 4(a)(2) of the Securities Act of 1933
Common Stock	2	$20,000	General corporate purposes.	July 11, 2017	Section 4(a)(2) of the Securities Act of 1933
SAFEs	4	$475,000	General corporate purposes.	September 28, 2017	Rule 506(b) of Regulation D

Valuation

The Company recently held the initial closing of its Series Seed Preferred Stock financing, pursuant to which the Company was valued at $4,500,000. The Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing, no valuation of the Company is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by two people--Brian Monnin and Gadi Amit

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
Brian Monnin	28.1%
Gadi Amit	30.9%

(1)   Gadi Amit owns a Warrant, which is convertible into 75,000 shares of Common Stock within 60 days.

Following the Offering, the Purchasers will own 0.0% of the Company. The Purchasers will hold an equity ownership of the company following conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$31,787	-$459,038	$0.00

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals:
1. Sale of 100,000 Gameball units
2. Generate repeatable engagement data of game play of 10+ minutes per session through first 60-days of product ownership

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically executing on the production, distribution and sales of 100,000+ Gameball units. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company has the following sources of capital in addition to the proceeds from the Offering:

The Company conducted an offering of Simple Agreements for Future Equity commencing on September 28, 2017 and ending on October 27, 2017 pursuant to which it raised $475,000. Two Sigma Ventures was a participant in such offering, which was conducted pursuant to the registration exemption provided by Rule 506(b) of Regulation D of the Securities Act of 1933, as amended.

The Company is currently conducting an offering of Simple Agreements for Future Equity pursuant to the registration exemption provided by Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The Company may raise up to $1,025,000 in such offering.

Such additional sources of capital are necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company intends to make the following material capital expenditures in the future:
The Company has purchase orders in place for 5,000 units of its core printed circuit boards at a unit cost of $18.83.

Material Changes and Other Information

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $107,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the

Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a number of units of Crowd SAFE that is equal to 2.0% (two percent) of the total number of units of SAFE sold by the Company in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 15,000,000 shares of Common Stock, par value $0.0001 per share, of which 7,485,947 shares will be issued and outstanding; (ii) 2,685,000 shares of Series Seed-1 Preferred Stock, par value $0.0001 per share, of which 2,186,331 shares will be issued and outstanding; and (iii) 1,000,000 shares of Series Seed-1 Preferred Stock, par value $0.0001 per share, of which 993,604 shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $7,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,500,000.00 divided

by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Shareholders
Appointment of the Officers of the Company	Board of Directors

In connection with the sale and issuance of the Series Seed-1 and Series Seed-2 Preferred Stock (the "Seed Financing"), the Company and certain stockholders entered into a Voting Agreement pursuant to which the stockholders and investors of the Company agreed to vote their shares of the Company in accordance with the Voting Agreement to elect to the Company's Board of Directors one person designated by Two Sigma Ventures, LLC and two persons designated by the holders of a majority of the shares of Common Stock.

The Voting Agreement also includes a "drag-along right" pursuant to which all stockholders party to the Voting Agreement agree to participate in and take certain other actions in favor of a sale of the Company that has been approved by the holders of at least 66% of the Series Seed-1 and Series Seed-2 Preferred Stock and the holders of at least 60% of the Common Stock.

In connection with the Seed Financing, the Company also entered into an Investors' Rights Agreement and Right of First Refusal and Co-Sale Agreement with certain stockholders of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Brian Monnin
Relationship to the Company	Director and CEO
Total amount of money involved	$5,500.00
Benefits or compensation received by related person	Repayment of debt.
Benefits or compensation received by Company	Loan.
Description of the transaction	The Company received a loan of $5,500 from Brian Monnin in December 2015. The Company repaid $5,000 of such amount in December 2015.

Securities

Related Person/Entity	Brian Monnin and Gadi Amit
Relationship to the Company	Brian and Gadi are Executives and Directors of the Company
Total amount of money involved	$660.00
Benefits or compensation received by related person	Common Stock of the Company
Benefits or compensation received by Company	Payment for shares.

Description of the transaction	The Company issued Common Stock to its founders and certain affiliated entities on or shortly after formation of the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Gadi Amit
Relationship to the Company	Director and Chief Creative Officer
Total amount of money involved	$15,000.00 per month.
Benefits or compensation received by related person	Monthly cash payment in exchange for product design services. Warrant to purchase up to 200,000 shares of Common Stock.
Benefits or compensation received by Company	Product design services.
Description of the transaction	The Company has entered into an independent contractor agreement with New Deal Design LLC for product design services for which the Company pays New Deal Design LLC a monthly fee of $15,000.00. In connection with this agreement, the Company has also issued New Deal Design LLC a warrant to purchase up to 200,000 shares of Common Stock, which vests over 4 years beginning July 1, 2016. Gadi Amit is the Principal Designer and Owner of New Deal Design LLC. Such agreement terminates on August 15, 2020, unless either party terminates it at-will prior to such date.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Brian Monnin
(Signature)

Brian Monnin
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Monnin
(Signature)

Brian Monnin
(Name)

CEO and Director
(Title)

11/1/2017
(Date)

/s/Gadi Amit
(Signature)

Gadi Amit
(Name)

Chief Creative Officer and Director
(Title)

11/1/2017
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Summary
Exhibit C   Subscription Agreement
Exhibit D   Form of Crowd SAFE
Exhibit E   Pitch Deck
Exhibit F   Video Transcripts

EXHIBIT A
Financial Statements

Play Impossible
Balance Sheet
As of December 31, 2016
(Unaudited)

		Total
ASSETS		
Current Assets		
Bank Accounts		
Play Checking x4841		382,307.45
Total Bank Accounts	$	**382,307.45**
Total Current Assets	$	**382,307.45**
Fixed Assets		
Organizational Costs		40,352.78
Total Fixed Assets	$	**40,352.78**
Other Assets		
Accumulated Amortization		-5,165.00
Trademark		37,120.00
Total Other Assets	$	**31,955.00**
TOTAL ASSETS	$	**454,615.23**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		7,829.69
Total Accounts Payable	$	**7,829.69**
Other Current Liabilities		
Legal Fees Payable		101,289.78
Loan Payable		4,000.00
Total Other Current Liabilities	$	**105,289.78**
Total Current Liabilities	$	**113,119.47**
Long-Term Liabilities		
Loan Ben Franklin Technology		69,047.50
Total Long-Term Liabilities	$	**69,047.50**
Total Liabilities	$	**182,166.97**
Equity		
Common Stock		1,856.53
Retained Earnings		-0.48
Series Seed		729,940.90
Net Income		-459,348.69
Total Equity	$	**272,448.26**
TOTAL LIABILITIES AND EQUITY	$	**454,615.23**

Play Impossible Corporation
Profit and Loss
January - December 2016
(Unaudited)

		Total
Income		
Miscellaneous Income		6,870.00
Pro Services		24,916.75
Total Income	$	**31,786.75**
Gross Profit	$	**31,786.75**
Expenses		
Operating Expenses		
Bank Charges		145.32
Conferences		748.09
Electronics & Computers		3,294.21
Insurance		1,857.20
Legal & Professional Fees		55,936.50
Consulting		82,657.60
Organizational Costs		5,000.00
Total Legal & Professional Fees	$	**143,594.10**
Marketing/ Advertising		54,708.00
Meals and Entertainment		626.30
Miscellaneous		2,717.53
Parking/Transportation		337.00
Postage and Shipping		765.92
R&D Expenses		
Hardware Development		120,751.83
R&D Shipping		563.03
Research & Development		14,300.57
Total R&D Expenses	$	**135,615.43**
Rent or Lease		5,558.00
Software		1,674.29
Taxes & Licenses		1,855.32
Travel Expenses		101.10
Airfare & Train		19,653.75
Airport Parking		1,021.26
Cabs & Rental Car		1,995.84
Lodging		11,384.22
Travel Meals		1,060.83
Total Travel Expenses	$	**35,217.00**
Total Operating Expenses	$	**388,713.71**
Payroll Expense		131.00
Payroll Fees		139.99
Payroll Taxes		6,756.47
Wages		79,333.37
Total Payroll Expense	$	**86,360.83**
Total Expenses	$	**475,074.54**
Net Operating Income	-$	**443,287.79**
Other Expenses		
Amortization Expense		5,165.00
Interest Expense		10,895.90
Total Other Expenses	$	**16,060.90**
Net Other Income	-$	**16,060.90**
Net Income	-$	**459,348.69**

Play Impossible
Statement of Cash Flows
January - December 2016
(Unaudited)

	Total
OPERATING ACTIVITIES	
Net Income	-459,348.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	0.00
Inventory Asset	0.00
Accumulated Amortization	5,165.00
Accounts Payable	5,162.20
Convertible Note	0.00
Interest Payable	0.00
Legal Fees Payable	101,289.78
Loan Payable	4,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 115,616.98
Net cash provided by operating activities	-$ 343,731.71
INVESTING ACTIVITIES	
Computers	0.00
Organizational Costs	-40,352.78
Trademark	-37,120.00
Net cash provided by investing activities	-$ 77,472.78
FINANCING ACTIVITIES	
Loan Ben Franklin Technology	69,047.50
Common Stock	1,856.53
Retained Earnings	2,345.00
Series Seed	729,940.90
Net cash provided by financing activities	$ 803,189.93
Net cash increase for period	$ 381,985.44



PLAY IMPOSSIBLE CORPORATION

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2015 and 2014

Bauer & Company, LLC



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Play Impossible Corporation:

We have reviewed the accompanying financial statements of Play Impossible Corporation (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' deficit and cash flow for the year ended December 31, 2015 and the period from April 4, 2014 ("Inception") to December 31, 2014, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
November 10, 2016

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731

PLAY POSSIBLE CORPORATION
Balance Sheets
December 31, 2015 and 2014

		2015		2014
		(unaudited)		**(unaudited)**
Assets				
Current assets				
Cash and cash equivalents	$	322	$	-
Current assets		322		-
Total assets	$	322	$	-
Liabilities and Stockholders' Deficit				
Current liabilities				
Accounts payable - related party	$	30,327	$	10,881
Related party payable		500		-
Total current liabilities		30,827		10,881
Total liabilities		30,827		10,881
Stockholders' Deficit				
Common stock		-		-
Accumulated deficit		(30,505)		(10,881)
Total stockholders' deficit		(30,505)		(10,881)
Total liabilities and stockholders' deficit	$	322	$	-

See accompanying notes to the financial statements and the independent accountants' review report.

PLAY POSSIBLE CORPORATION

Statements of Operations

For the Year Ended December 31, 2015 and Period from April 4, 2014 (Inception) through December 31, 2014

	2015 (unaudited)	2014 (unaudited)
Operating expenses		
Travel and entertainment	$ 1,277	$ -
Office supplies	230	-
Professional services	17,279	10,881
Occupancy	838	-
Total operating expenses	19,624	10,881
Net loss	$ (19,624)	$ (10,881)

See accompanying notes to the financial statements and the independent accountants' review report.

PLAY POSSIBLE CORPORATION

Statements of Changes in Stockholders' Deficit

For the Year Ended December 31, 2015 and Period from April 4, 2014 (Inception) through December 31, 2014

| | Common Stock | | Accumulated | |
	Shares	Amount	Deficit	Total
Inception (unaudited)	-	$ -	$ -	$ -
Issuance of Founder shares	9,675,000	-	-	-
Net loss	-	-	(10,881)	(10,881)
Balances at December 31, 2014 (unaudited)	9,675,000	-	(10,881)	(10,881)
Repurchase of Founder shares	(2,750,000)	-	-	-
Net loss	-	-	(19,624)	(19,624)
Balances at December 31, 2015 (unaudited)	6,925,000	$ -	$ (30,505)	$ (30,505)

See accompanying notes to the financial statements and the independent accountants' review report.

PLAY POSSIBLE CORPORATION
Statements of Cash Flows
For the Year Ended December 31, 2015 and Period from April 4, 2014 (Inception) through December 31, 2014

	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities:		
Net loss	$ (19,624)	$ (10,881)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable - related party	19,446	10,881
Related party payable	500	-
Net cash provided by operating activities	322	-
Cash flows from investing activities:		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Net cash provided by financing activities	-	-
Net increase in cash	322	-
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	$ 322	$ -
Supplemental disclosure of cash flow information:		
Interest paid during the period	$ -	$ -
Taxes paid during the period	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Play Impossible Corporation ("the Company"), a Delaware corporation, was formed on April 4, 2014. The Company was originally called Wonderball, Inc. prior to its name change. The Company provides electronics, software applications, sports analytics, media and other services related to its "smart ball" athletic ball software platform and related applications.

Note 2 – Liquidity and Capital Resources

The Company has experienced a net loss during the year ended December 31, 2015 as it has begun operations. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to develop and extend the Company's products, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's products. The Company expects to continue to incur net losses for at least the year ended December 31, 2017. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Basis of Accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Sales are recognized when merchandise is shipped, risk of loss and title passes to the customer and the Company has no further obligations to provide services related to such merchandise. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment.

Note 3 - Significant Accounting Policies *(continued)*

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to tax examinations relating to US federal tax returns from inception through the period ended December 31, 2015.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

The amounts reported for cash and cash equivalents, accounts payable and related party payables are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature.

Management Review
Management of the Company has evaluated subsequent events through November 10, 2016, the date the financial statements were available to be issued.

Note 3 - Significant Accounting Policies *(continued)*

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the Financial Accounting Standards Board ("FASB"), including industry specific guidance. ASU 2014-09 provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts with customers to provide goods and services. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate.

ASU 2014-09 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2018. The new standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The modified retrospective approach requires that the new standard be applied to all new and existing contracts as of the date of adoption, with a cumulative catch-up adjustment recorded to the opening balance of retained earnings at the effective date for existing contracts that still require performance by the entity. Under the modified retrospective approach, amounts reported prior to the date of adoption will be presented under existing guidance. ASU 2014-09 also requires entities to disclose both quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has not yet determined the impact of adopting the standard on its financial statements, nor has it determined whether it will utilize the full retrospective or modified retrospective approach.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Management will be required to perform interim and annual assessments of the Company's ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard is not expected to have an impact on the Company's financial statement disclosures.

Note 4 – Related Party Transactions

On December 3, 2015, the Company received $5,500 from the Company's chief executive officer and founder. This amount was recorded as a related party payable. On December 15, 2015, the Company repaid $5,000 of the related party payable. The related party payable does not have a maturity date or interest rate.

As of December 31, 2015, the Company has recorded accounts payable due to the Company's chief executive officer and founder of $2,167 related to certain operating expenses of the Company.

Note 4 – Related Party Transactions (continued)

During 2015 and 2014, the Company engaged a law firm for corporate legal services. As of December 31, 2015 and 2014, the Company was indebted to this law firm for $28,160 and $10,881, respectively. In 2016, three individuals from this law firm became stockholders of the Company and the Company and the law firm entered into a deferred payment arrangement. The Company will begin making monthly payments on these amounts after the Company raises a minimum of $750,000 of financing.

Note 5 - Commitments and Contingencies

Lease arrangements
In 2016, the Company entered into a lease agreement for office space. The lease can be cancelled at any time, provided the Company provides 30 days written notice to the landlord. The Company does not have any non-cancelable operating leases whose term exceeds one year.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 – Stockholders' Equity

At inception of the Company in April 2014 and in June 2014, the Company issued 9,600,000 shares of common stock to three co-founders and two service providers. The Company assessed that the value of the common stock issued in 2014 was not significant as the Company had no operations and no capital funding.

In April 2014, the Company issued 75,000 shares of common stock related to the exercise of common stock options.

In January 2015, the Company re-purchased 2,750,000 shares of common stock from one of the co-founders and in August 2016, the Company re-purchased an additional 200,000 shares of common stock from the same co-founders.

In January 2016, Company issued 187,653 shares of common stock related to the exercise of common stock options.

As of November 10, 2016, the Company has 6,912,653 shares of common stock issued and outstanding.

In 2016, the Company issued 200,000 common stock warrant to a service provider with an exercise price of $0.01, which vests over 4 years. The warrant has a 10-year life. As of November 10, 2016, the common stock warrant has not been exercised.

Note 7 – Stock Option Plan

In April 2014, the board of directors of the Company approved stock option plan and authorized a stock option pool with 400,000 shares of common stock. In January 2015, the option pool was increased to 3,150,000 shares and in January 2016, the pool was decreased 2,532,653 shares of common stock.

In April 2014, the Company issued 75,000 options at $0.0001 to a service provider. The options were exercised in April 2014. The Company assessed that the value of the common stock options issued in 2014 was not significant as the Company had no operations and no capital funding.

As of December 31, 2015 and 2014, the Company had no common stock options outstanding.

During 2016, the Company issued 1,607,653 common stock options with an exercise price of $0.01 per share, with a 10-year life. During 2016, 187,653 common stock options were exercised. As of November 10, 2016, 850,000 common stock options are available for grant under the Company's stock option plan.

Note 8 – License and Distribution Agreement

In December 2015, the Company entered into a license and distribution agreement (the "Agreement") with a manufacturer of traditional sporting goods equipment (the "Manufacturer"). The Company and the Manufacturer agreed to jointly develop a series of smart ball products and applications and will share in the net revenue generated between 10%-50% in the sale of these products for 3-years, with automatic one year extensions available. The Agreement calls for additional revenue sharing and platform fees, as defined in the Agreement, if new products or applications are developed.

Note 9 - Subsequent Events

During the period January 2016 through October 2016, the Company issued four convertible notes payable and received $219,000 in cash proceeds. The notes carry an 8% interest rate and convert at a rate of 80% of the highest share price sold to investors in qualified financing, as defined in the note payable agreement. If not converted, the notes mature two years after issuance.

In May 2016, the Company entered into a development agreement with a semiconductor manufacturer whereby the Company would develop its product and related software to operate with the semiconductor manufacturers' chips. Upon reaching certain technical milestones, the Company will receive $50,000 from the semiconductor manufacturer.

In November 2016, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $500,000 of Crowd Simple Agreement for Future Equity ("CrowdSAFE") convertible notes pursuant to the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users to eligible investors electronically through the Portal's website.

EXHIBIT B
Offering Summary



PLAY IMPOSSIBLE

Company: Play Impossible

Market: Connected Toys and Sports Equipment

Product: Play Impossible Gameball™, an active gaming system that brings digital action indoors and outdoors

Founders: Brian Monnin, Gadi Amit, Kevin Langdon

Company Highlights

- The Play Impossible Gameball™ is now available in 100 Target stores nationwide and online via Target and Amazon.com
- Over $500,000 in new capital raised during the company's Series Seed round led by Two Sigma Ventures
- Additional financial backing from Ben Franklin Technology Partners in the form of a $138,095 secured loan and nearly $140,000 raised in its first equity crowdfunding campaign through First Democracy VC, a funding portal formed through a joint venture between MicroVentures and Indiegogo
- Other notable investors include Hardware Club and the Amazon Alexa Fund
- Partnership with Baden Sports for manufacturing, shipping, inventory management, and distribution
- Participated in the inaugural Alexa Accelerator, a new program that Amazon is running in partnership with Techstars, in October 2017

During the Amazon Alexa Accelerator, Play Impossible developed a relationship with the teams for Amazon Alexa and Fire TV. Play Impossible believes voice technology promotes natural play patterns because it's instant and doesn't require users to divert their attention towards a digital screen. Alexa is a natural progression for the Gameball's technology, and the company will begin to invest in voice integration, initially through the Fire TV. Play Impossible expects the Fire TV version of the Gameball app to be ready in late 2017 or early 2018.

Video: https://vimeo.com/238145540

PERKS

You are investing in SAFE securities in this offering. Perks are meant to be a thank you from the company for investing. Shipping cost is included for investors shipping within the 48 contiguous U.S. states.

$5,000+ Two-ball Play Impossible Gameball bundle that includes the Rapid Charger; access to early product updates with a sneak peek at forthcoming connected accessories; join Play Impossible's early game designer and play-test team; and access a developer app to help Play Impossible create the next generation of physical-digital games.

$10,000+ 15% lifetime discount on playimpossible.com and a private play and game development session with the Play Impossible founders and special guests in San Francisco, Seattle, or New York City area (dates and final location to follow after campaign ends), plus $5,000 level perks.

$25,000+ Invitation to annual active play retreat and strategy session with Play Impossible leadership team, plus $10,000 level perks.

COMPANY SUMMARY

Founded in 2016 and headquartered in Seattle, Washington, Play Impossible is helping pioneer the active gaming industry by creating a platform for connected play and sports for kids. Play Impossible's suite of connected objects aim to bridge the gap between physical and digital play, bringing unique innovation to otherwise ordinary play objects like balls and discs. The company's first product, the Play Impossible Gameball™, is an active gaming system for kids who love video games and love being active. It delivers fun and challenging games to get kids moving and connects to a smartphone or tablet via Bluetooth. Play Impossible believes everyone should play more, every day – huffing, puffing, and running around using hand-eye coordination for creative individual or group play.

Product

Released in October 2017, the Play Impossible Gameball is a multi-sport, mobile device-connected ball designed for indoor and outdoor recreational activities. Designed for children ages 9 and up, the Gameball connects via Bluetooth to an Android or iOS mobile app that features fun and interactive games. The five-inch inflatable Gameball is made of high-quality microfiber and contains sensors, a microcontroller, Bluetooth radio, and an ultracapacitor. The company has also developed a patented Rapid Charging Stick that charges the Gameball in less than 20 seconds for up to one hour of play time.


ALL GAMES
SKYSCRAPER
1-3
1-2

Games


GAMES TO GET YOU MOVING
SPORT LABS
3.4 FT
HEIGHT
16 MPH
SPEED
0.9 S
AIRTIME
87 RPM
15.1 G
IMPOSSIBLE
12S SHAKE
TOSS 5FT IN 15S
10 CATCH FORCE
STAGE 1-1
9 OF 5
AIRTIME
SEMI PRO
431 TOTAL AIRTIME
LEVEL
7
129 AIRTIME TO LEVEL UP

The App features seven free games that utilize the Gameball's embedded technology. The company also plans to add additional free games each month as well as premium versions for purchase via the App.

Impossible

Complete unique challenges, earn stars for precision, and become a Gameball master. Unlock stages and open new worlds with bigger and more difficult challenges.

Video: https://www.playimpossible.com/media/PlayImpossible_Intros_Impossible_H264Web.mp4

Splash

A water balloon toss game. Keep the Gameball in the air for longer and longer and catch softly! Catch the ball too hard and the water balloon pops and the user must start over.

Video: https://www.playimpossible.com/media/PlayImpossible_Intros_Splash!_H264Web.mp4

Skyscraper

Race against the clock! Toss and catch the Gameball until you hit the target height without going over.

Video: https://www.playimpossible.com/media/PlayImpossible_Intros_Skyscraper_H264Web.mp4

Jostle

Keep away just got harder. Take turns with a friend. Try to keep the ball still while others try to make it move.

Video: https://www.playimpossible.com/media/PlayImpossible_Intros_Jostle_H264Web.mp4

Hot Taters

Modern day hot potato. Don't get caught holding the ball! Be the last player in to win the game.

Video: https://www.playimpossible.com/media/PlayImpossible_Intros_HotTaters_H264Web.mp4

Sport Labs

Freeplay science mode! Explore what the Gameball can do. Toss it and study the physics behind the ball. Download data to a spreadsheet. Great for STEM enthusiasts!

Video: https://www.playimpossible.com/media/PlayImpossible_Intros_SportsLabs_H264Web.mp4

Rally

Keep the Gameball up with taps, hits, or volleys without catching or dropping it.

Video: https://www.playimpossible.com/media/PlayImpossible_Intros_Rally_H264Web.mp4

Technology Platform

The Play Impossible technology platform visualizes ball motion data that the company believes can be used to enhance performance and entertainment for all players. It consists of embedded sensors that can be integrated with any Bluetooth-enabled athletic ball, along with a physics engine and API, motion tracking software, hosted data services, and both mobile and desktop client applications. Play Impossible has three patents pending on the intellectual property that power its technology platform. In September 2017, the company received a Notice of Allowance for U.S. Patent Application 15/296,961 – "Smart Playable Device and Charging Systems and Methods." A Notice of Allowance is issued by the U.S. Patent Office when it intends to issue a patent, pending payment of issue fees and any final drawing.

- **Electronics and rapid charging**: The Play Impossible sensor system precisely records force, vector, spin, height, and distance in ball movement. It includes firmware, a custom printed circuit board (PCB) with altimeter, dual accelerometer, magnetometer, low-energy Bluetooth, microprocessor, and rapid-charging power source. It has a custom-fitted case and setting for manufacturing and post-production durability.

- **Physics engine and user experience interface:** The physics engine processes linear quadratic estimation data sets and ball flightpath information to help identify ball motion range and accuracy for each respective ball type movement. It also enables unique ball-based navigation of mobile application user interface.

- **Tracking Software**: The proprietary motion tracking software combines in-flight Gameball data with pixel analysis of video recordings captured through the Play Impossible mobile application.


Electronics secured inside ball bladder
Unique gesture based interface to control app from a distance
100 meter range and real time updates
Dual accelerometer & barometer
Physics engine for ball motion pattern recognition

Opportunity

Thanks to advances in micro-sensor electronics and Bluetooth connectivity, smart technology is starting to be integrated into all types of sports and recreational equipment. Utilizing digital technology in such a way helps promote and enhance physical activity, which is especially important to millennial parents seeking a healthier outdoor lifestyle for their kids. By using connected smart sports equipment or connected smart toys that allow kids to be physically active while still engaging with digital technology, companies are using the gamification of exercise to address a growing demand for smart toys that promote physical activity.

Use of Proceeds and Product Roadmap

Play Impossible intends to use proceeds from this round for general working capital. The company produces electronics that require specific components. In order to meet expected demand and avoid worldwide shortages of popular components (e.g. accelerometer), it may become necessary for Play Impossible to purchase quantities of certain components in advance.

Play Impossible is an active game system seeking to transform connected play and sports. Its “console” is in the Cloud and players connect via familiar objects like an athletic ball and via a variety of mobile or voice interfaces. While the platform’s initial product is a connected inflatable ball with seven games, it can quickly be integrated into a disc/Frisbee, basketball, soccer ball, volleyball, or baseball. Further, the company’s APIs can enable game designers to create numerous games and activities that access the Play Impossible physics engine. Play Impossible is also pursuing ideas in the STEM (Science, Technology, Engineering, and Math) field and has several initiatives with Bucknell University to assess the potential in the educational markets.

Business Model

The Play Impossible Gameball has a Manufacturer’s Suggested Retail Price (MSRP) of $99.99. The Rapid Charging Stick is included in the purchase of the Gameball and replacement chargers will be available for $19.99. In-app game purchases may range from $1.99 to $3.99. Finally, a monthly subscription package for unlimited games is being tested for release in 2018.

The Gameball is expected to last 18 to 24 months of regular wear and tear (e.g. bouncing, throwing, and kicking) before needing to be replaced. Other future features include a premium game subscription, ball upgrades, and Bluetooth-connected accessories planned for Q4 2018.

In October 2017, Play Impossible shipped its first Gameball units to 100 Target stores around the country. It is also available online via Target.com and Amazon.com. The company has shipped over 700 units in the first three weeks on the market and is ramping to 500 units per week.



Users play with the device for five to six minutes at a time on average. This time increases drastically at special events like birthday parties, where users typically play with the device for 18 to 20 minutes at a time on average. Over the first two months of usage, game preferences shifted, with *Splash* (a multiplayer game) moving ahead of *Impossible* (a single-player game).





Game Selected
GAMESELECTED
300.00 Events
150.00
0.00
Splash
Impos...
Sport...
Rally
Skysc...
Jostle
Show...
HotTa...
Show...
Race
RollOff
Baseb...
Disc
RollO...
Rally(...

HISTORICAL FINANCIALS

Play Impossible began developing its first product, the Gameball, in January 2016 and it became available for sale in October 2017. However, it has generated some non-product-related revenue. In July 2016, the company generated ~$25,000 in revenue from an engineering project with Intel. It also received $6,870 in November 2016 from winning the Ben Franklin Venture Idol competition; and $17,617 between August and September 2017 from distribution partners.

In 2016, the company's operating expenses totaled $388,714 and its payroll expenses totaled $86,361. The largest operating expenses were research and development (~$136,000) and professional consulting fees (~$83,000). Year to date as of September 2017, operating expenses have totaled $598,888 and payroll expenses have totaled $513,666 as the company has expanded its operations to prepare for market launch.



Total Expenses
$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Operating Expenses
Payroll Expense
Total Cost of Goods Sold

In 2016, Play Impossible generated a net loss of $459,349. Year to date as of September 2017, the company had a net loss of $1,148,983. As noted above, the company's first product hit store shelves in October 2017.


Net Income
$0
$20,000
$40,000
$60,000
$80,000
$100,000
$120,000
$140,000
$160,000
$180,000
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17

INDUSTRY AND MARKET ANALYSIS

According to the NPD Group, sales for the U.S. toy industry reached $7.2 billion in the first half of 2017, up 3% from the same period in 2016. In 2016, total toy sales in the U.S. reached $20.36 billion, up 5% from 2015. The outdoor and sports toys category generated $1.6 billion in the first half of 2017, the highest total out of any category. While growth was flat relative to sales during the first half of 2016[i], outdoor and sports toys grew by $328 million in 2016, which represented the largest year-over-year dollar gain of any toy category.[ii] Millennial parents who seek a healthier, outdoor lifestyle for their kids have been notable contributors to this growing revenue stream.[iii] Companies are addressing the healthy living trend through the gamification of exercise, which uses connected smart sports equipment or connected smart toys that allow kids to be physically active while still engaging with digital technology.

Smart sports equipment enables users to monitor, track, analyze, and improve their athletic and fitness performance. The total sports equipment market is expected to grow by 3% from 2016 to 2020 to $83 billion. By 2020, smart sports equipment is expected to account for around 7.5% of total sports equipment sales, or approximately $6.2 billion, up from 2.9% in 2015.[iv]

Figure 2. Global Smart Sports Equipment Sales as % of Total Sports Equipment Sales


2015
2.9%
2020E
7.5%

Smart sports equipment includes sports coaching platforms and connected fitness trackers.

Source: WinterGreen Research/Parks Associates/Technavio/Fung Global Retail & Technology

Connected smart toys blend virtual and physical gameplay to give players an interactive gaming experience. Smart toys typically consist of an application interface, such as a video game, and devices or other tangible objects that interact with the virtual game or interface. Today, children expect their toys to be interactive, adaptable, and even programmable, and 65% of parents are willing to pay more for these smart toys versus traditional toys.[v] Juniper Research estimates that 224 million smart toys will be shipped worldwide in 2017. Additionally, it projects that hardware and app content revenue from the smart toys will grow from roughly $4.9 billion in 2017 to $15.5 billion by 2022.[vi]



Between 2010 and 2015, the amount of venture capital investment in connected smart toys totaled over $300 million. More than one-third of that capital, $104.3 million, was invested in 2015, representing an 18% increase from 2014.[vii]



Hackaball: Hackaball is a smart technology-enabled ball that children can program to invent and play games. The Hackaball has sensors that detect motions like being dropped, bounced, kicked, or shaken. It includes an accelerometer, a vibration motor, nine LEDs, a rechargeable battery, a memory card to store custom sounds, and a speaker. Children are able to "hack" the ball using an iOS or OS X application that enables them to change the behavior of the ball. Through the app, a user can program the ball by creating if-then rules. For example, if the ball is dropped, then it turns red, or if the ball hits something, then it will make a noise. The toy was created through a partnership between the design agencies MAP and Made By Many. The product launched through Kickstarter in 2015, where it raised over $240,000.[viii] The Hackaball is now being sold to the public at a retail price of $124.99.[ix]

Wilson® X: Launched in September 2015, the Wilson X Connected Basketball lets individual users track shots and tally stats using the Bluetooth-connected Wilson X mobile app available for iOS and Android mobile devices. The Connected Basketball retails for $200 and comes with a non-rechargeable battery that last for about 100,000 measured shots. The free mobile app features four training games: *Free Range*, which tracks shots made and the distance from which they were taken, *Free Throw*, *Buzzer Beater*, and *Gametime*, which simulates a real game situation against a virtual opponent. [x] In September 2016, the Wilson X Connected Football was released. It also retails for $200 and measures distance thrown, speed, spiral efficiency, catches, and drops.[xi]

Adidas® miCoach Smart Ball: The Adidas miCoach Smart Ball is a soccer ball that features an integrated sensor capable of detecting speed, spin, strike, and flightpath data. The information is uploaded into the miCoach mobile app, which is compatible with iOS and Android devices through Bluetooth connectivity. The soccer ball lasts approximately 2,000 kicks, or one week, before needing to recharge. Charging takes approximately one hour and the product package includes a charging base and AC power plug. The mobile app includes additional features such as a library of instructional videos with drills, coaching tips, and guidance to help improve ball touch and handling. The miCoach soccer ball currently retails for $99, a drop from its original price of $200.[xii]

Russell Brands®: Russell Brands is the maker of Spalding basketballs, the official basketball of the NBA. Info Motion Sports Technologies, the maker of the 94Fifty Smart Basketball, filed for bankruptcy on March 1, 2016, and was subject to a $1.5 million bid from Russell Brands for the rights to the 94Fifty name and technology. The 94Fifty smart basketball wirelessly connects to a mobile app that graphically displays a range of metrics, including shooting arc, shot release speed, backspin, dribbling intensity, shots made, and the distance from which shots were taken. Before filing for bankruptcy, the 94Fifty basketball retailed for $200. Russell Brands also has a partnership through its Spalding brand with wearable device tracking company ShotTracker.[xiii]

EXECUTIVE TEAM



Brian Monnin, Co-founder and CEO: Prior to founding Play Impossible, Brian was the Director & Head of Interactive Media for Intel Media's OnCue TV service, which was sold to Verizon in 2014. In 2009, he founded the app publishing company Daily Interactive Networks that achieved four Apple iTunes "New & Noteworthy" titles. Before that, Brian was CEO and Co-founder of MetaStories, a rich media editing platform used by Discovery Channel, MSN, Yahoo!, USATODAY.com, Scripps Networks, and National Geographic. In 2006 MetaStories was acquired by Brightcove, where Brian worked as VP of Publishing Products until 2008. Brian has a BA degree in History from Brown University.



Kevin Langdon, Co-founder and CTO: Kevin has designed and deployed video systems for Comcast, Miramax, and Brightcove, among other companies. Prior to co-founding Play Impossible, he was CTO at AirCare Labs, where he integrated healthcare wearables and smart devices into existing EMR systems to help connect patients and clinicians. Kevin is an experienced entrepreneur, having created the "oobgolf" golf game tracking system that he sold to SkyGolf in 2009. He is based in Lewisburg, Pennsylvania, where Play Impossible plans to center its research and development efforts. Kevin has a BA in Computer Science from Messiah College.



Gadi Amit, Co-founder and Chief Product Designer: Gadi is the owner and principal designer of the product design firm New Deal Design (NDD). NDD has a minority equity stake in Play Impossible and provides a permanent product design resource. Gadi's company has worked with clients such as Fitbit, Better Place, Sling Media, Palm, Dell, Microsoft, and Fujitsu and has won more than 70 design awards. Gadi oversees a team of over 40 employees at NDD in his San Francisco-based office. In 1989, Gadi graduated with a degree in Industrial Design from the Bezalel Academy of Art and Design in Israel.

PRESS

GeekWire: Startup Spotlight: This sensor-infused ball from Play Impossible encourages kids to be active
Mashable: You've never seen a $99 ball like this
USA Today: Toys Go High-Tech
Fast Company: Silicon Valley Reinvents The Ball
Lehigh Valley Business: 'Idol' winner blends virtual and physical play with 'Gameball™ '

i http://www.toyassociation.org/ta/research/data/u-s-sales-data/toys/research-and-data/data/us-sales-data.aspx?hkey=acea06b5-22e0-4bcc-a3bc-03532459e00d
ii https://www.npd.com/wps/portal/npd/us/news/press-releases/2017/us-toy-industry-grows-5-percent-in-2016-exceeding--20-billion-the-npd-group-reports/
iii http://www.toyassociation.org/PressRoom2/News/2016_News/NPD_Forecasts_6.5_Percent_Growth_for_U.S._Toy_Industry_in_2016.aspx#.WBzoG-ErLdR
iv https://www.fbicgroup.com/sites/default/files/Smart%20Sports%20Equipment%20by%20Fung%20Global%20Retail%20Tech%20June%2014%202016.pdf
v https://www.mediapost.com/publications/article/269365/moms-spending-big-money-on-connected-toys-for-thei.html
vi https://www.juniperresearch.com/press/press-releases/smart-toy-sales-to-grow-threefold
vii https://techcrunch.com/2016/02/15/the-serious-business-of-play/
viii https://www.kickstarter.com/projects/hackaball/hackaball-a-programmable-ball-for-active-and-creat
ix https://www.hackaball.com/
x https://www.engadget.com/2015/11/03/wilson-x-connected-basketball/
xi https://www.engadget.com/2016/08/08/wilson-x-connected-football-pre-order/
xii http://www.adidas.com/us/micoach-smart-ball/G83963.html
xiii http://www.si.com/tech-media/2016/06/24/russell-94fifty-smart-basketball-nba

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Play Impossible Corporation
111 S. Jackson Street
Seattle, WA 98104

Ladies and Gentlemen:

The undersigned understands that Play Impossible Corporation, a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000.00 of Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 2, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on January 31, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental

information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	111 S. Jackson Street Seattle, WA 98104 Attention: Brian Monnin
with a copy to:	TangoLaw 701 Fifth Avenue, Suite 4860 Seattle, WA 98104 Attention: Shane Anderson
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Play Impossible Corporation
By_____ Name: Title:

EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

PLAY IMPOSSIBLE CORPORATION

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Play Impossible Corporation, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

The "**Valuation Cap**" is $7,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property,

asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this

instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such

agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)	The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)	Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)	Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)	The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)	Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)	In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)	All rights and obligations hereunder will be governed by the laws of the State of Washington, without regard to the conflicts of law provisions of such jurisdiction.

(h)	Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration

administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Seattle, Washington. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PLAY IMPOSSIBLE CORPORATION

By: _____

    Name: Brian Monnin

    Title: Chief Executive Officer

Address: 111 S. Jackson St.

          Seattle, WA 98104

Email: brian@playimpossible.com

INVESTOR:

By: _____

    Name:_____

Address:_____

_____

Email:_____

EXHIBIT E
Pitch Deck

OSSIBLE

Legal Notice

ontained in this document regarding us, our
assumptions, or future events or performa
ard-looking statements. Investors are caution
s involve uncertainties and risks that
results of operations to differ materially fr
ng statements contained herein represent ou
of this document, and we caution you not to p
We are a startup business and, as s
document are for illustration purposes on
our affiliates assume no obligation to updat
ect events are the initial publication of this
ubsequent events

GAMING IS DIGIT
A PHYSICAL WA

day objects and sporting goods into video game controllers and turn your
and basements into entertainment centers filled with games designed to

U.S. YOUTHS INVOLVED IN NO PHYSICAL ACTIVITY OVER





Total Decline in Physical Activity Levels

UK
1961
-20%
2005
-35%
2030 PROJECTION
GRE

DUCING THE GAME







Fire TV, Amazon Alexa, and th

and winter long. Gather the w

19 MINUTES



BRIAN MONNIN
Co-founder & CEO

APP
SDK
IMPOSSIBLE
SHOWDOWN
SPORT LABS
SPLASH


TMY
ALL GAMES
SKYSCRAPER
1-3
1-2
$99
GAME
TARGET

OR
MES[1]

$5B
CONNECTED
TOYS[2]

VIDEO GAMES

GIFT GIVERS

SPORTING

CONNECTED

AY

EXHIBIT F
Video Transcripts

Play Impossible: Product Video

Actor 1: Hey can I play?

Actor 2: Yeah there's actually an app.

Actor 3: Toss it up, now change things.

Actor 2: Double tap it.

Play Impossible App voiceover: Toss until you reach 20 feet in 20 seconds. 12 feet to go, 9 feet to go, too long.

Actor 5: Ah!

Actor 6: Oh man.

Actor 2: Let's retry

Play Impossible App voiceover: Roll the ball to start the game.

Play Impossible App voiceover: PL2 is crushing it, PL2 wins round one

Actor 7: It was you

Actor 8: That was you

Actor 2: Match the two dots

Actor 9: 5, 4, 3, 2, 1, it's there!

Actor 10: Victory!

<u>**Play Impossible: Amazon Alexa Accelerator Demo Day**</u>

Jeremy Lewis: Get yourselves comfortable. Good evening my name is Jeremy Lewis and I have many interests and activities among them is contrarian investing. I started my career at Goldman Sachs in the middle of a pretty bad recession in the capital markets and trading division and 15 years later, roughly 15 years later, when trees were seemingly growing to the sky I bought a chunk of a local company small at the time called Big Fish Games and a few months after that I moved to Seattle to help the founder of that company build it towards its ultimate sale for $885 million. My next investment was in Brian Monnin, his awesome team, and an opportunity, a very large opportunity, that I saw was hidden in plain sight. Namely the convergence of traditional physical play and mobile games. Please join me in welcoming Brian Monnin.

Slide: Play Impossible

Brian Monnin: Hi, I'm Brian Monnin, CEO and cofounder of Play Impossible, a connected play and sports platform. For the last 20 years at Microsoft, Intel, and my own startups, I've been delivering and shipping software to keep you in your seats and your eyes glued to the screen. And its been working. We can't look away from our devices, and our kids certainly can't look away, with so many great games and videos, even if their bodies are begging to do something new.

Slide: Worldwide Butt Sitting Epidemic (with graphs)

Brian Monnin: Play Impossible is a bridge between the very best of digital: leveling up, incredible graphics, (*Slide*: Play Impossible Bridges The Gap Between Addictive Media And Need For Physical Activity) with the very best of physical: running, throwing, catching. And we felt the best interface for this bridge was a ball. (*Slide*: Gameball). The Play Impossible Gameball is a futuristic, 5 inch inflatable, hand-crafted, as durable as a beach volleyball, to protect the patented sensors within. (*Slide*: Gameball diagram)

Slide: Connect, Create, and Compete

Brian Monnin: So that you can connect and play with your favorite device, races, games of accuracy, games of creative teamwork, let's look at one of my favorite new games: Rally.

Rally demo

Slide: Games To Get You Moving

Brian Monnin: These games are designed to get you moving, reveal the invisible, broadcast the action, make your best achievements instantly shareable.

Slide: Session Comparison with graph

Brian Monnin: All throughout 2017, across the U.S., we've been testing the Gameball. Now most popular apps and games you see about a 5 minute average session. On day 1 when you open up the game ball we're seeing 6 minute sessions and then later in the month at parties, picnics, at the beach we're seeing close to 20 minute sessions. That's 20 minutes towards that ever-so-important goal of 60 minutes of physical activity for kids every day.

Slide: Amazon Fire TV and Amazon Alexa

Brian Monnin: But winter is coming, and we don't want to just play outside we want to play inside too. We're thrilled with our collaboration with Alexa and Amazon Fire TV. With Alexa, you can ask her, "What game should I play?" You can ask the Gameball, "If I'm stuck on level 5, how do I get to level 6?" And with our integration with Fire TV we turn your favorite rooms into activity centers all winter long. Let's take a look at the game ball on Fire TV.

Gameball on Fire TV demo

Alexa: Red player, double tap your game ball. Blue player, double tap your game ball. Shake the game ball until you gain 3,000 points. 3, 2, 1, go. Red player is winning.

kids laughing

Kid: Because who told you who's the best? I did, because I'm the best.

Alexa: Blue player wins.

Slide: $99 Gameball

Brian Monnin: The Gameball's available for $99 at select Target stores across the country, Target.com, and later this week on Amazon launchpad.

Slide: Gameball Plus

Brian Monnin: The only thing better than one game ball is two game balls, and in 2018 we'll be introducing game ball plus. For $70 you'll get two game balls, and with a $7 monthly subscription you'll get unlimited games and smart accessories throughout the year.

Slide: 2X Growth in Weekly Sales Replenishment

Brian Monnin: Already, in just three weeks on the market, we've doubled our sales forecast.

Slide: Team Play Impossible

Brian Monnin: We're thrilled with the way we've been executing this year. Our team prides itself on innovation and execution. In just 18 months, from sketch to the shelf. Our CTO and co-founder Kevin Langdon is well known for his work in streaming to media at Brightcove and if you've ever downloaded to a golf course range finder, you can thank Kevin for his work at Sky Golf. And many of you already know co-founder and chief creative officer Gadi Amit because you're wearing a Fitbit. Gadi designed the first 3 generations of the Fitbit and he has this incredible ability to make new technology disappear so that you can enjoy your life more fully.

Slide: Active Gaming Platform Device Games Products

Brian Monnin: And together, we've created an active gaming platform. We take and record devices you know and love, balls of all types, and we connect them to the API and SDK to hundreds of thousands of game developers so we can constantly create new games and make sure they work on your favorite device.

Slide: Active Gaming Market Forces (listing market sizes)

Brian Monnin: The devices of hundreds of millions of connected kids worldwide, who are looking in the $4 billion outdoor sports and games category, who are looking in the $4 billion connected toy market, and who are certainly looking for the latest and greatest new thing in the $25 billion video game market.

Slide: Parents Are Buying Cool Stuff For Their Kids (with graphic)

Brian Monnin: When they come together, it's an easy choice for gift givers. Your kids are asking for it, and it's good for you.

Slide: You Are Designed To Move

Brian Monnin: You are designed to move. Your kids certainly are designed to throw. To bounce. To leap, to catch. And now their games are too. We're playing possible. A connected play and sports platform. Thank you very much.

Slide: Let's Play